GORES INVESTMENT CORPORATION
                      10877 Wilshire Boulevard, 18th Floor
                          Los Angeles, California 90024



August 25, 2004

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Ms. Mary A. Cole

                       RE: GORES INVESTMENT CORPORATION;
                           Registration Statement on Form N-2, filed May 6, 2004 (File Nos. 333-115230; 814-00665)
                           Form RW- Application For Withdrawal

Ladies and Gentlemen:

           Gores Investment Corporation, a Maryland corporation (the "Registrant"), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its Registration Statement on Form N-2 (Registration Nos. 333-115230 and 814-00665), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "SEC") on May 6, 2004.

           The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided to no longer currently pursue an initial public offering of its securities due to market conditions. The Registration Statement was not declared effective by the SEC and none of the Registrant's securities were sold pursuant to the Registration Statement. The Registrant is evaluating all of its options, including that it may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

           Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the SEC as soon as reasonably possible. The Registrant also requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Registrant's account with the SEC for future use, in accordance with, and subject to the conditions of, Rule 457(p) of the Securities Act.

           Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (310) 209-3310 and via mail at c/o Gores Technology Group, 10877 Wilshire Boulevard, Los Angeles, California 90024 and to Brian A. Haskel, Esq. of Weil, Gotshal & Manges LLP, via fax at (212) 310-8007 and via mail at Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153.

           If you have any questions regarding the foregoing application for withdrawal, please call me at (310) 209-3010 or Brian A. Haskel at Weil, Gotshal & Manges LLP, outside counsel to the Registrant, at (212) 310-8460.

                                    Sincerely,

                                    GORES INVESTMENT CORPORATION

                                    By:    /S/ DAVID M. MCGOVERN
                                           -------------------------------------
                                    Name:  David M. McGovern
                                    Title: President and Chief Executive Officer